UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 000-15572

A.      Full title of the plan and address of the plan, if different from that of the issuer named below:

First Bancorp Employees’ 401(k) Savings Plan

B.      Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Bancorp

300 SW Broad Street

Southern Pines, NC 28387

First Bancorp Employees’ 401(k) Savings Plan
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*	All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

First Bancorp Employees’ 401(k) Savings Plan

Southern Pines, North Carolina

We have audited the accompanying statements of net assets available for benefits of the First Bancorp Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying schedules, 1 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 and 2 - Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2014, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Elliott Davis Decosimo, PLLC

Charlotte, North Carolina

June 24, 2015

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First Bancorp Employees' 401(k) Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2014 and 2013

	2014	2013

Assets
Investments at fair value
Money market fund	$—	$67,166
Common collective trust fund	5,574,403	5,357,396
Mutual funds	27,852,896	25,371,650
First Bancorp unitized stock fund	11,812,758	—
First Bancorp common stock	—	12,558,953
	45,240,057	43,355,165
Receivables
Notes receivable from participants	961,870	987,790
Total assets	46,201,927	44,342,955

Liabilities
Other	—	125

Net assets reflecting investments at fair value	46,201,927	44,342,830
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	(53,220)	(30,407)
Net assets available for benefits	$46,148,707	$44,312,423

See accompanying notes to Financial Statements

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First Bancorp Employees' 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2014

Additions:
Investment income
Net appreciation in fair value of mutual funds	$1,664,286
Net appreciation in fair value of First Bancorp common stock	1,313,467
Net appreciation in fair value of First Bancorp unitized stock fund	20,514
Net appreciation in fair value of common collective trust fund	55,611
Mutual fund dividends	421,384
First Bancorp common stock dividends	222,388
3,697,650
Interest income on notes receivable from participants	38,905
Contributions
Participant	2,437,563
Employer	1,464,771
Rollover	296,809
4,199,143
Total additions	7,935,698

Deductions:
Benefits paid to participants	6,085,955
Administrative expenses	13,344
Other, net	115
Total deductions	6,099,414
Net increase	1,836,284

Net assets available for benefits, beginning of year	44,312,423
Net assets available for benefits, end of year	$46,148,707

See accompanying notes to Financial Statements

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First Bancorp Employees’ 401(k) Savings Plan

Notes to the Financial Statements

Note 1.  Description of the Plan

The following description of the First Bancorp (the “Company” or “Plan Sponsor”) Employees’ 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution plan covering all employees of the Company who are age 21 or older, beginning on the employment commencement date. First Bank, a wholly owned subsidiary of the Company, serves as the plan administrator. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:

Employees electing participation in the Plan may contribute up to 15% of their eligible annual salaries to the Plan pursuant to a salary reduction agreement. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 5% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. (Prior to October 1, 2014, the automatic deferral rate was 2 percent of eligible compensation.) The Company contributes an amount equal to the sum of 1) 100% of the employee’s pre-tax salary contributed up to 3% and 2) 50% of the employee’s pre-tax salary contributed between 3% and 5%. The Company may make additional discretionary contributions to the Plan to be allocated among participants completing a minimum of 1,000 hours of service during the Plan year. Employer matching contributions are invested according to the same investment elections each participant has established for their deferral contributions. Employer matching contributions totaled approximately $1.5 million in the 2014 Plan year while the Company made no discretionary contributions for the 2014 Plan year. Contributions are subject to certain Internal Revenue Service (“IRS”) limitations.

The Plan allows for Roth elective deferrals. The Roth deferrals are included in an employee’s ordinary taxable income and are maintained in a separate account from pre-tax deferrals. Earnings on an employee’s Roth account accumulate on a tax free basis. Plan participants may elect all pre-tax, all Roth, or a combination of elective deferrals each pay period. In addition, the Plan accepts direct rollovers from other Roth 401(k) accounts. Upon hardship withdrawals, an employee’s Roth account is distributed first.

Participant accounts:

Each participant's account is credited with the participant's contributions and Company matching contributions, as well as allocations of Company’s discretionary contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

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Vesting:

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion and discretionary contribution portion of their accounts is also immediate.

Notes receivable from participants:

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Only one loan may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with the prime rate plus 1.00%, as fixed at inception of the loan. All loans currently bear interest rates of 4.25%. Principal and interest are paid ratably through bi-monthly payroll deductions.

Payment of benefits:

On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump sum, or other installment options as provided by the Plan, or may keep his or her vested interest in the Plan. If a participant’s vested account is less than $5,000, the participant will receive a lump-sum distribution as soon as practical following termination. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59 ½ years. In the event of the death of a participant, the Company’s contributions to the participant are considered to be 100% vested, and the total account is paid to the participant’s beneficiary.

Forfeited accounts:

At December 31, 2014 and 2013, forfeited nonvested accounts totaled $8,126 and $11,905, respectively. Forfeited non-vested accounts are used to reduce future employer contributions. During 2014, employer contributions were reduced by $12,650 from forfeited nonvested accounts.

Note 2.  Summary of Significant Accounting Policies and Activities

Basis of accounting:

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive contracts.

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Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment valuation and income recognition:

The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 4 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Excess contributions payable:

The Plan had no excess contributions payable for 2014 as the Plan satisfies the requirements for Safe Harbor 401(k) plans.

Payment of benefits:

Benefit payments are recorded when paid.

Expenses:

Certain expenses of maintaining the Plan are paid directly by the Plan; however, such expenses may, at the discretion of the Board of Directors of the Company, be paid by the Company. During 2014, substantially all such expenses were paid by the Company. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. During 2014, $13,344 in distribution and withdrawal fees were paid from the respective participants’ accounts. Investment related expenses are included in net appreciation in fair value of investments.

Subsequent events:

The Plan has evaluated subsequent events through June 24, 2015, the date the financial statements were issued, and did not identify any subsequent events since the date of the Statement of Net Assets Available for Benefits requiring adjustment to or disclosure in the financial statements.

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Recently issued accounting pronouncements:

In May 2015, the Financial Accounting Standards Board (“FASB”) amended the Fair Value Measurement topic of the Accounting Standards Codification by issuing guidance that removes the requirements to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments will be effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted. A reporting entity should apply the amendments retrospectively to all periods presented. The retrospective approach requires than an investment for which fair value is measured using the net asset value per share practical expedient be removed from the fair value hierarchy in all periods presented in an entity’s financial statements. The Plan does not expect these amendments to have a material effect on its financial statements.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Plan’s net assets or changes in net assets.

Note 3.  Investments

The following table presents investments that represent 5% or more of the Plan’s net assets.

	December 31, 2014		December 31, 2013
Mutual funds:
Fidelity Contrafund	$6,315,528		$5,905,198
Vanguard Wellington Fund	3,985,789		3,654,369
T. Rowe Price Mid-Cap Growth Fund	2,771,851		2,555,850
MFS Value R4 Fund	4,086,013		4,092,822
Common collective trust fund:
Union Bond & Trust Company Morley Stable Value Fund, at contract value (Note 5)	5,521,183		5,326,989
Common stock:
First Bancorp Unitized Stock Fund	11,812,758		—	*
First Bancorp common stock	—	*	12,558,953

* Does not represent 5 percent for respective year

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $3,053,878 as follows:

Mutual funds	$1,664,286
Common stock	1,313,467
Unitized stock fund	20,514
Common collective trust fund	55,611
$3,053,878

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Note 4.  Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Money market fund: Valued at net asset value (“NAV”). The money market fund is invested in the Sterling Capital Prime Money Market Fund. The Plan invests in the money market fund to provide daily liquidity. Fair value is based on the NAV that can be validated with a sufficient level of observable activity (i.e. purchases and sales at NAV) and was, therefore, classified within Level 2 of the fair value hierarchy.

Common collective trust fund: Valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

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Unitized stock fund: Valued at the unit price, which is based on the closing price of the underlying stock reported on the active market on which the individual security is traded.

The following table sets forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2014 and 2013.

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Common collective trust fund	$—	$5,574,403	$—	$5,574,403
Mutual funds:
Corporate bonds	1,865,569	—	—	1,865,569
Hybrid equities	3,985,789	—	—	3,985,789
Target date funds	3,745,114	—	—	3,745,114
Large cap equities	10,841,077	—	—	10,841,077
Mid cap equities	5,150,147	—	—	5,150,147
Small cap equities	417,484	—	—	417,484
Foreign equities	1,847,716	—	—	1,847,716
Unitized stock fund	—	11,812,758	—	11,812,758
Total investments at fair value	$27,852,896	$17,387,161	$—	$45,240,057

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Money market fund	$—	$67,166	$—	$67,166
Common collective trust fund	—	5,357,396	—	5,357,396
Mutual funds:
Corporate bonds	2,115,629	—	—	2,115,629
Hybrid equities	3,654,369	—	—	3,654,369
Target date funds	2,804,478	—	—	2,804,478
Large cap equities	10,102,279	—	—	10,102,279
Mid cap equities	4,552,486	—	—	4,552,486
Small cap equities	203,058	—	—	203,058
Foreign equities	1,939,351	—	—	1,939,351
Common stock	12,558,953	—	—	12,558,953
Total investments at fair value	$37,930,603	$5,424,562	$—	$43,355,165

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The following table for December 31, 2014 and 2013 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value:

	December 31, 2014
		Unfunded	Redemption	Redemption
Investment	Fair value	commitment	frequency	notice period
Common collective trust fund (a)	$5,574,403	$—	(b)	(b)

	December 31, 2013
		Unfunded	Redemption	Redemption
Investment	Fair value	commitment	frequency	notice period
Common collective trust fund (a)	$5,357,396	$—	(b)	(b)

(a)	This category includes a stable value common collective trust fund (the “Fund”) whose objective is to provide preservation of capital, relatively stable returns consistent with its comparatively low risk profile, and liquidity for benefit-responsive payments. The Fund seeks to achieve this objective by investing primarily in a variety of high quality stable value investment contracts (the performance of which may be predicated on underlying fixed income securities), as well as cash and cash equivalents. The Fund is typically appropriate for investors who desire low volatility, stable principal value, and returns commensurate with a capital preservation objective for a component of their retirement savings. The Fund is designed for long term retirement investing.

Investments in contracts are presented in the portfolio of investments at contract value, which represents invested principal plus accrued interest thereon. The contracts are nontransferable but provide for benefit responsive withdrawals and participant transfers to noncompeting options by plan participants at contract value. In the event facts and circumstances provide evidence that contract value is impaired, the contracts would be presented at fair value. In determining contract value, the fund trustee considers such factors as the benefit responsiveness of the contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by the issuer of an investment security. The fair value of conventional investment contracts is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of year-end.

Individual assets of the synthetic investment contracts are generally valued as follows: domestic and foreign fixed income securities, and futures and options are valued at fair value based on market values obtained from independent pricing services, quotes by dealers who are market makers in these securities, or by a methodology approved by the fund trustee. Commercial paper and other investment securities with less than 60 days to maturity when purchased are valued at amortized cost, which approximates fair value. Investments in regulated investment companies or collective investment trusts are valued at the net asset value per share/unit on valuation date. Accrued interest, if any, on the underlying investments is added to the fair value of the investments for presentation purposes.

The fair value of the wrap contracts is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated yield curve as of year-end.

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(b)	The NAV of the Fund is determined each business day (valuation date) by the fund trustee. Contributions to the Fund may be made daily at the current net asset value and are considered as made immediately after the daily valuation. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to plan participants shall be made within 30 days after written notification has been received and are considered as made immediately after the next valuation date subsequent to the fund trustee's approval.

Withdrawals, other than for benefit payments and participant transfers to noncompeting options, require a twelve month advance written notice. Included in this advance written notice requirement are full or partial withdrawals of assets invested in the Fund resulting from plan sponsor directed actions. Such plan sponsor directed actions include, but are not limited to: (i) trustee or plan sponsor-directed reallocation of investments; (ii) company sponsored layoffs/termination of groups of employees; (iii) disposing of or selling a component of the business which involves the transfer or termination of employees; (iv) terminating the Fund as an investment option of the plan; and (v) terminating the plan. Plan sponsors are prohibited from intentionally and specifically advising participants, or releasing participant communication, that is intended to encourage participants to not contribute to the Fund, or to withdraw part or all of their contributions from the Fund.

All plan sponsor-directed requests for full or partial withdrawals must be submitted to the fund trustee in writing certifying the reason for the withdrawal request. All such requests are subject to the twelve month advance written notice requirement. The fund trustee may choose to disburse withdrawals in less than the required one year period if, in the fund trustee's discretion, it determines that such a disbursement is in the best interest of the Fund as a whole.

Note 5.  Common Collective Trust Fund

The Plan invests in the Union Bond & Trust Company Morley Stable Value Fund. The fund is comprised of fully benefit-responsive contracts and is, therefore, valued at contract value, which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The crediting interest rate of the Morley Stable Value Fund was 1.80% and 1.39% at December 31, 2014 and 2013, respectively. The average yield was 1.29% and 1.27% for the year ended December 31, 2014 and 2013, respectively.

Note 6.  Related Party and Party-In-Interest Transactions

The trustee of the Plan is Branch Banking & Trust Company (“BB&T”), while Stanley, Hunt, Dupree & Rhine, Inc. (“SHDR”) serves as the Plan’s recordkeeper. During 2014, substantially all administrative fees were paid by the Company on behalf of the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of investments, as they are paid through revenue sharing, rather than a direct payment. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. During 2014, $13,344 in distribution and withdrawal fees were paid from the respective participants’ accounts. The plan sponsor pays directly any other fees related to the Plan’s operations.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

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Investments in the First Bancorp Unitized Stock Fund represent investments in shares of common stock of First Bancorp, the Plan Sponsor. The Plan received dividend income of $222,388 on the Company’s common stock in 2014.

Note 7.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 8.  Tax Status

The Company has adopted the Plan based on a prototype plan document sponsored by BB&T. BB&T has received an opinion letter from the IRS dated March 31, 2008 that states that the form of the prototype plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”). The Plan administrator has not requested a determination letter from the IRS on the Plan. The Plan has been amended since the date of the IRS opinion letter on the prototype plan. While the Plan cannot rely on the IRS opinion letter, the Company and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the related taxing authorities. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

Note 9.  Risks and Uncertainties

Concentration of market risk:

The Plan invests certain Plan assets in the Company’s common stock. These investments comprised approximately 25.6% and 28.3% of Plan net assets at December 31, 2014 and 2013, respectively. It is reasonably possible that a decline in the value of the Company’s common stock could occur and that such a change could severely impact participant account balances and the amounts reported on the Statements of Net Assets Available for Benefits. At December 31, 2014, the Plan held $11,812,758 in a First Bancorp Unitized Stock Fund, which is comprised of the Company’s common stock and a small amount of cash. At December 31, 2013, the Plan held $12,558,953 of the Company’s common stock. For the year ended December 31, 2014, dividends paid on the investment in the Company’s common stock was $222,388. Net appreciation in fair value of the First Bancorp Unitized Stock Fund and the Company’s common stock for the year ended December 31, 2014 was $20,514 and $1,313,467, respectively.

The Company’s common stock price was valued at $18.47 and $16.62 at December 31, 2014 and 2013, respectively. As of June 24, 2015, the date the financial statements were issued, the Company’s common stock was valued at $16.81 per share based on the closing price as listed on the NASDAQ.

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Other risks:

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Note 10.  Plan Amendments

Effective July 1, 2014, the Plan’s Retirement Committee introduced the First Bancorp Unitized Stock Fund which is a fund that invests solely in shares of First Bancorp common stock and a small amount of cash. On that date, all existing shares of First Bancorp common stock within the Plan were converted into units of the First Bancorp Unitized Stock Fund.

Also, effective July 1, 2014, participants were granted the ability to invest all sources of money within their accounts in First Bancorp common stock through the First Bancorp Unitized Stock Fund or any other funds in the Plan. Employer matching contributions are no longer automatically invested in First Bancorp common stock – they are purchased according to the same investment elections each participant has established for their deferral contributions.

Effective October 1, 2014, the auto-enrollment provision for newly eligible employees who are automatically enrolled unless they affirmatively elect not to participate in the Plan was modified. The automatic deferral rate was increased from 2% to 5%.

Effective October 1, 2014, Early Retirement provisions were eliminated. Prior to October 1, 2014, the Plan provided for Early Retirement. Early Retirement Age was the later of the date the Participant reached age 55 or completed 10 years of service with the Employer.

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First Bancorp Employees' 401(k) Savings Plan EIN; 56-1421916, Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2014

(a)	(b)	(c)			(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor,	maturity date, rate of interest				Current
	or similar party	collateral, par or maturity value			Cost	value

	Common collective fund
	Union Bond & Trust Company	Morley Stable Value Fund	225,168.7688	shares	**	$5,521,183	***

	Mutual funds
	American Funds	Europacific Growth R6 Fund	35,545.1358	shares	**	1,673,821
	Fidelity	Contrafund	64,463.8992	shares	**	6,315,528
	MFS	Value R4 Fund	116,943.7050	shares	**	4,086,013
	Oppenheimer	Developing Markets Y Fund	4,959.9308	shares	**	173,895
	T. Rowe Price	Mid-Cap Growth Fund	36,742.4535	shares	**	2,771,851
	Vanguard	500 Index Admiral Fund	2,314.6853	shares	**	439,536
	Vanguard	Mid-Cap Index Admiral Fund	1,588.1151	shares	**	242,934
	Vanguard	Selected Value Fund	75,241.8000	shares	**	2,135,362
	Vanguard	Small Cap Index Admiral Fund	7,472.4108	shares	**	417,484
	Vanguard	Total Bond Market Index Fund	171,625.5020	shares	**	1,865,569
	Vanguard	Wellington Fund	58,952.6604	shares	**	3,985,789
	Vanguard	Target Retirement Fund 2015	21,842.7807	shares	**	333,976
	Vanguard	Target Retirement Fund 2020	12,972.3199	shares	**	369,192
	Vanguard	Target Retirement Fund 2025	44,363.1082	shares	**	733,322
	Vanguard	Target Retirement Fund 2030	16,964.6117	shares	**	492,652
	Vanguard	Target Retirement Fund 2035	24,164.2585	shares	**	431,090
	Vanguard	Target Retirement Fund 2040	29,914.9390	shares	**	890,269
	Vanguard	Target Retirement Fund 2045	13,463.3472	shares	**	251,092
	Vanguard	Target Retirement Fund 2050	8,221.5069	shares	**	243,521

	Common stock
*	First Bancorp	Unitized Stock Fund	1,174,676.0922	shares	**	11,812,758

*	Notes receivable from partipants	All interest rates are currently at 4.25%			N/A	961,870
						$46,148,707

*	Denotes a party-in-interest to the Plan
**	Cost information omitted due to participant-directed funds
***	Represents contract value of the Morley Stable Value Fund; fair value at December 31, 2014 is $5,574,403

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First Bancorp Employees' 401(k) Savings Plan EIN; 56-1421916, Plan No. 001
Schedule H, Line 4j - Schedule of Reportable Transactions
For the year ended December 31, 2014

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
	Description of Asset
Identity	(Include Interest Rate				Expense	Cost	Current Value
of Party	and Maturity In			Lease	Incurred With	of	of Asset On	Net
Involved	Case of a Loan)	Purchase Price	Selling Price	Rental	Transaction	Assets	Transaction Date	Gain or (Loss)

First Bancorp	Common Stock	$—	$18.35	$—	$—	$10,025,470	$12,407,371	$2,381,901
First Bancorp	Unitized Stock Fund	10.00	—	—	—	12,672,750	12,672,750	—

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SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

First Bancorp Employees’ 401(k) Savings Plan

By:	/s/ Timothy S. Maples
Timothy S. Maples
Executive Vice President Plan Administrator

Date:	June 24, 2015

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EXHIBIT INDEX

Exhibit Number	Document

Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

19